Exhibit 11

                    FLORIDA ROCK INDUSTRIES, INC.
	      COMPUTATION OF EARNINGS PER COMMON SHARE

                                THREE MONTHS ENDED
                                   December 31,
                                 2005        2004


Net income                   $42,015,000  30,087,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share           65,556,817   65,042,244

Shares issuable under
 stock options which are
 potentially dilutive          1,271,182    1,427,060

Shares used for diluted
 earnings per share           66,827,999   66,469,304

Earnings per share:
 Basic Net Income                   $.64          .46


 Diluted Net income                 $.63          .45


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